EXHIBIT 99.1

PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI Files 2015 Annual Disclosure Documents

Montreal, Quebec, December 21, 2015 – CGI Group Inc. (TSX: GIB.A; NYSE: GIB) today filed with the securities regulatory authorities in Canada and in the United States its Management Proxy Circular for its Annual General Meeting of Shareholders to be held on January 27, 2016.

CGI also filed its 2015 Annual Information Form with the Canadian Securities Administrators and its 2015 Annual Report on Form 40-F with the US Securities and Exchange Commission.

CGI has made available on its web site at www.cgi.com/investors an online version of its annual filings including its Management Proxy Circular, 2015 Annual Information Form and 2015 Annual Report on Form 40-F.

Notice and Access

CGI has opted to use the Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the Annual General Meeting of Shareholders. For the purposes of the Notice and Access process, the Management Proxy Circular and other relevant materials are available at www.envisionreports.com/gib2015 and on the Canadian Securities Administrators web site at www.sedar.com.

Shareholders who wish to receive a paper copy of the current meeting materials may obtain them free of charge. To request a paper copy of the current meeting materials before the meeting, registered shareholders and non-objecting beneficial shareholders may call toll free at 1-866-962-0498 within North America or +1-514-982-8716 outside North America and enter the control number as indicated on the Notice of Meeting. Objecting beneficial shareholders may request a paper copy of the materials by calling Broadridge Investor Communication Solutions, Canada toll-free at 1-877-907-7643.

About CGI

Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 65,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services, including high-end business and IT consulting, systems integration, application development and maintenance and infrastructure management, as well as 150 IP-based services and solutions. With annual revenue in excess of C$10 billion and an order backlog exceeding C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

For more information:

Samantha Taccone

Coordinator

Investor Relations

samantha.taccone@cgi.com

+1-514-415-3123